

October 25, 2010

Kenneth B. Liebscher
Chief Executive Officer
Tiger Oil & Energy, Inc.
7230 Indian Creek Ln. Ste. 201
Las Vegas, NV 89149

>   **RE: Tiger Oil & Energy, Inc.**
>   **Form 8-K**
>   **Filed October 4, 2010**
>   **File No. 000-53241**

Dear Mr. Liebscher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you filed a Form 8-K on September 15, 2010, to report the entering into and effectiveness of a merger with "Tiger Oil and Energy, Inc." We also note that you filed a Form 8-K/A on September 23, 2010, to report an amendment to your articles of incorporation changing your name from "UTEC, Inc." to "Tiger Oil and Energy, Inc." Please provide a supplemental description of Tiger Oil and Energy, Inc., such as its operations and when it became a subsidiary of UTEC, Inc., and advise us as to whether under Nevada law you were required to obtain shareholder approval for these actions and, if so, when and how you obtained such approval. In addition, please advise us of your compliance with the filing requirements set forth in Rule 14a-6 of the Exchange Act with respect to these matters.

Form 8-K filed October 4, 2010

2. We note your determination that at the closing of the Exchange Agreement, you ceased to be a "shell company." Please amend your Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. See Item 2.01(f) of Form 8-K and Section II.D.3 of SEC Release No. 33-8587.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director